Mail Stop 3561

	                                            August 12, 2005


James F. Dempsey
President and Chief Executive Officer
W.S. Industries, Inc.
7630 Winston Road
Burnaby, B.C. V5A 2H4

	Re:	W.S. Industries, Inc.
		Amendment No. 2 to Registration Statement on Form SB-2
		Filed July 28, 2005
      File No. 333-121044


Dear Mr. Dempsey:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 12
1. We note that you have contracted for the full capacity of your current wine storage facility. Since your revenues are essentially fixed until you obtain additional storage space, please tell us and disclose why your use of proceeds tables do not appear to allocate any funds towards expanding your storage facilities. If, as we assume, you will need to raise additional funds to obtain additional capacity, please revise your filing accordingly. Please also state, if true, that you will need to obtain additional financing to fund storage expansion and, therefore maintain your operations, even if you sell all the shares of this offering.

2. You disclose that the net proceeds of the offering will be sufficient to fund your proposed business and operations for a period of 12 months from the closing of the offering. This statement appears to contradict milestone paragraphs three and four of your Plan of Operations in which you disclose that you will need to raise additional funds if you sell only 25% of the shares offered. Please address this apparent inconsistency. Ensure you disclose whether or not you will have sufficient funds for the next 12 months if you only sell 25% or 50% of the offered shares.

Dilution of the Price You Pay For Your Shares, page 17
3. You disclose that the net tangible book value per share before the offering is $0.001. It appears this amount should instead be $0.0001. Please revise your tables accordingly.

Management`s Discussion and Analysis or Plan of Operation, page 20

Critical Accounting Policies, page 22
4. You disclose the Canadian Dollar exchange rate as of April 18, 2005. We assume that this exchange rate will be updated as of a more current date. Please revise your filing accordingly.

Plan of Operations, page 23
5. We have reviewed your response to comment 11 in our letter dated
May 20, 2005.  It is our understanding that your local and
functional
currencies are the Canadian Dollar and your reporting currency is the
U.S. Dollar. Please note that foreign currency transactions are transactions denominated in a currency other than your functional currency. A change in exchange rates between the functional currency and the currency in which a transaction is denominated results in transaction gains or losses which should be recognized in determining net income.  Since it appears that transaction gains and losses would
be applicable to your company, please disclose on the face of the financial statements or in the footnotes the aggregate foreign currency transaction gain or loss included in determining net loss in each period for which a statement of operations is presented. See paragraphs 15 and 30 of SFAS 52. Please note that transaction gains and losses are not the same as translation adjustments.  Since your
functional currency is a foreign currency, translation adjustments appear to be applicable to your company and result from the process of translating your financial statements into the reporting
currency,
the U.S. Dollar. Translation adjustments are not included in determining net income but are reported as a component of comprehensive income. Please provide the disclosures required by paragraph 31 of SFAS 52 and paragraph 22 of SFAS 130.
6. Your disclosure in the first paragraph under this heading appears
to indicate you will initially request funding from management advances if sufficient cash is not received in this offering.
This
statement seems to contradict milestone paragraph four on the subsequent page which suggests you will initially seek additional funds from the sale of additional equity or debt financing.
Please
address this apparent inconsistency and ensure you clearly
disclose
the priority of your financing sources.
7. You disclose in the fourth paragraph of this section that you will
raise net funds of $200,000 assuming you sell all the shares under this offering. It appears the net amount should actually be $175,000, which reflects anticipated offering expenses of $25,000. Please revise or advise.
8. Please quantify your website development and maintenance budget in
milestone paragraph three.  It is unclear whether your budget is:
* $20,000, in other words, $10,000 for IT services and $10,000 for customer database preparation, as indicated in your use of proceeds tables;
* $23,000, which also includes six months of upkeep and
maintenance
at a monthly cost of $500; or
* $26,000, since your disclosures indicate you will allocate
$5,000
to website development if you sell only 25% of the offered shares and will need an additional $15,000 for website development and $6,000 for website maintenance.
Please clarify your disclosures accordingly. If the budgeted amount exceeds the anticipated allocation of offering proceeds raised, please expand your disclosures to clarify the expected source of the necessary additional funds.
9. You disclose in milestone paragraph four that you will need to raise an additional $19,000 to satisfy your projected marketing budget of $24,000 if you sell 25% of the shares offered. Since you plan to allocate $15,000 to sales and marketing under the 25% scenario, please tell us why the additional financing needed is $19,000 and not $9,000. Please advise or revise.

Results of Operations, page 25

Liquidity and capital resources, page 25
10. In the first paragraph under this heading, you imply that there is a possibility you will not need additional financing if you can successfully attract customers and negotiate strategic alliances. Since you have contracted for the full capacity of your current wine storage facility and have not allocated any of the anticipated proceeds to obtaining additional capacity, it appears that you will be unable to attract additional customers even if you sell 100% of the shares offered. Therefore, it appears you will need to obtain additional financing to fund capacity expansion in order to maintain your operations. If our assumptions are correct, please revise your disclosures to clearly state you will need additional financing to maintain your operations even if you sell 100% of the shares offered due to your capacity restrictions. Please also disclose the expected sources of financing.

Financial Statements, page 37
11. Although your fiscal year-end is December 31, 2004, you do not present any financial statements as of or for the period ending December 31, 2004. Please amend your filing to provide an audited balance sheet as of December 31, 2004 and audited statements of operations, cash flows, and stockholders` equity for the period April
5, 2004 to December 31, 2004.  Since providing financial
statements
for your quarterly period ended March 31, 2005 would not satisfy the
updating requirements of Item 310(g) of Regulation S-B, please also
present an audited balance sheet as of June 30, 2005 and audited statements of operations, cash flows, and stockholders` equity for the six months ended June 30, 2005 and for the period April 5, 2004 to June 30, 2005.  See Item 310(a)-(b) of Regulation S-B.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Blume, Accountant, at (202) 551-3254 or in his absence, George Ohsiek, Accounting Branch Chief, (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney, at (202) 551-3342, David Mittelman, Legal Branch Chief, at
(202) 551-3214 or me at (202) 551-3720 with any other questions.


      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Michael J. Morrison, Esq.
	Via FAX (775) 827-6311


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James F. Dempsey
W.S. Industries, Inc.
August 12, 2005
Page 4